                                                             Document No. 175675

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Crown Energy Corporation
                           ------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.02 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   228341301
                                   ---------
                                (CUSIP Number)

  Jay Mealey, Crown Energy Corporation, 215 South State, Suite 550, Salt Lake
  ---------------------------------------------------------------------------
                               City, Utah 84111
                               ----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 30, 1997
                              ------------------
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Index to Exhibits on Page #9    Page 1 of 9 Pages               SEC 1746 (12-91)

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 228341301                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Enron Capital & Trade Resources Group

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS *
 4
              WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States of America, State of Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               1,021,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               1,021,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              1,021,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                 [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 228341301                                      PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Enron Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                           [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States of America, State of Oregon

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               1,021,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               1,021,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              1,021,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.02 per share (the "Common Stock"), of Crown Energy Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 215 South State, Suite 550, Salt Lake City, Utah, 84111.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is being filed by Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), and by Enron Corp., an Oregon corporation ("Enron"). ECT is a wholly owned subsidiary of Enron and is engaged primarily in the business of purchasing natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. ECT also provides risk management services. Enron is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and the production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. ECT and Enron are referred to herein as the "Reporting Entities."

The address of the principal business and the principal office of ECT and Enron is 1400 Smith, Houston, Texas 77002. Schedules 1 and 2 attached hereto set forth certain additional information with respect to each director and each executive officer of ECT and Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron or ECT or any person listed on Schedule 1 or 2 hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Neither of the Reporting Entities nor, to their knowledge, any person listed on
Schedule 1 or 2 hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under the terms of a Stock Purchase Agreement dated September 25, 1997, between ECT and the Issuer (the "Stock Purchase Agreement"), ECT agreed to purchase from the Issuer 45,000 shares of $10 Series A Preferred Stock of the Issuer (the "Preferred Stock") for a cash purchase price of $450,000. The Preferred Stock was issued effective September 30, 1997, the date upon which the Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Option or other Special Rights, and Qualifications, Limitations and Restrictions Thereof, of Series A Cumulative Convertible Preferred Stock (the "Certificate of Rights and Designations") was filed with and approved by the Utah Secretary of State. The source of the purchase price was working capital of Enron and ECT.

ITEM 4.   PURPOSE OF TRANSACTION.

The transactions described in Item 3 above occurred as a result of negotiations with the Issuer. The Securities purchased by ECT were acquired for investment purposes. The Stock Purchase Agreement provides for ECT to acquire an additional 455,000 shares of the Preferred Stock, plus a warrant (the "Warrant") exercisable for a number of additional shares of the Issuers Common Stock, such number being dependent upon the financial performance of the Issuer over a period of five years from the date of the Stock Purchase Agreement. ECT intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to convert its Preferred Stock into Common Stock, exercise its Warrant, or otherwise increase or decrease the size of its investment in the Issuer.

Other than as described above, neither of the Reporting Entities, nor, to their knowledge, any person listed on Schedule 1 or 2 hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) -(j) of
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

ECT beneficially owns and has the power to vote and dispose of 1,021,500 shares of Common Stock, representing approximately 7% of the shares of Common Stock outstanding (determined in accordance with Rule 13d-3). Because ECT is a wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all of such shares. All 1,021,500 shares are issuable upon conversion of Preferred Stock owned by ECT. Each share of Preferred Stock is initially convertible at the option of the holder thereof at any time for 22.7 shares of Common Stock (the "Conversion Ratio"). Upon the occurrence of certain events described in the Stock Purchase Agreement, the Conversion Ratio of the Preferred Stock may become 8.57. The number of shares of Common Stock issuable on conversion or exercise of the Preferred Stock is subject to adjustment pursuant to customary antidilution provisions included in the terms of such securities. The rights and preferences of the Preferred Stock are set forth in the Certificate of Rights and Designations described in Item 3 above. Under the Stock Purchase Agreement the Issuer may be obligated to issue to ECT, for additional consideration, an additional number of shares of Preferred Stock and the Warrant described above.

Except as described herein, neither of the Reporting Entities, nor, to their knowledge, any of the persons named in Schedule 1 or 2 hereto, has effected any transactions in the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As part of the Stock Purchase Agreement, the Issuer and ECT agreed that upon the occurrence of certain conditions, ECT would purchase an additional 455,000 shares of Preferred Stock and the Warrant. The Issuer also agreed that ECT, subject to compliance with applicable laws, shall have the right to appoint 20% of the Issuer's board of directors at its discretion, in addition to appointing a representative who may attend and be heard at all meetings of the Issuer's board of directors.

Pursuant to the Certificate of Rights and Designations, the Issuer has agreed to redeem 25%, 25%, and 50% of the Preferred Stock at ECT's option on the eighth, ninth, and tenth anniversary of the issue of the Preferred Stock. Subject to ECT's right of conversion, the Issuer may redeem the Preferred Stock at any time for accrued and unpaid dividends plus a percentage of stated value as set forth in the Certificate of Rights and Designations.

The Stock Purchase Agreement provides a right of first refusal for the Issuer in the event that ECT sells any of its Preferred Stock or Common Stock issued upon conversion of Preferred Stock.

The Stock Purchase Agreement also contains demand registration provisions, obligating the Issuer to file a Registration Statement with the Securities and Exchange Commission with respect to all shares of Common Stock held by or issuable to ECT in connection with the transactions contemplated by the Stock Purchase Agreement. The Stock Purchase Agreement also contains certain piggy-back registration rights with respect to such shares.

The Warrant which ECT will receive upon satisfaction of further conditions by the parties to the Stock Purchase Agreement will provide ECT the right to purchase up to an additional 8% of the total outstanding shares of the Issuer's common stock, in the event that the internal rate of return on ECT's investment after five years (as defined in the Stock Purchase Agreement) is less than 39% per year. The Warrant has an exercise price of $0.01 per share and a term of ten years.

Pursuant to the Certificate of Rights and Designations, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock, take or fail to take certain actions with respect to the Crown Asphalt Ridge project (as defined in the Stock Purchase Agreement). Additionally, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock,
(i) alter the rights, preferences or privileges of the Preferred Stock; (ii) authorize or issue any security having liquidation preferences or redemption, voting or dividend rights senior to or on a parity with the Preferred Stock;
(iii) increase the number of shares of Preferred Stock which the Issuer shall have the authority to issue; (iv) reclassify any of the Issuer's or any subsidiary's securities; (v) acquire any material business by merger, consolidation, stock or equity purchase, asset acquisition or otherwise (other than businesses within the Issuer's or any subsidiary's existing business lines with an aggregate purchase price of less than $5,000,000 (including assumption of debt)); (vi) merge, consolidate, sell or dispose of all or substantially all of the Issuer's or any subsidiary's assets or property, other than as provided in the Certificate of Rights and Designations; (vii) otherwise engage in a change in control event or fundamental corporate transaction; (viii) pay dividends, redeem stock or make any other restricted payments, or permit any subsidiary to pay dividends, redeem stock or make any other restricted payments, to the holders of the Issuer's or such subsidiary's outstanding equity securities (other than with respect to Preferred Stock pursuant to the terms of the Issuer's Articles of Incorporation); (ix) amend the Issuer's or any subsidiary's Articles of Incorporation, by-laws or other charter documents, or any stock option or other stock compensation plan, to the extent that such an amendment affects the legal or economic rights of the Preferred Stock; (x) allow any subsidiary of the Issuer to issue securities to an entity or person other than the Issuer or a wholly-owned direct or indirect subsidiary of the Issuer;
(xi) make any changes in the employment status of the person holding the position of president of the Corporation; (xii) directly or indirectly make any guarantees or otherwise become liable in any way with respect to the obligations or liabilities of any person or entity, or permit any subsidiary to do the same, except in the ordinary course of business; (xiii) mortgage, pledge or create a security interest in, or permit any subsidiary to mortgage, pledge or create a security interest in, all or any material proportion of the Issuer's or such subsidiary's assets; (xiv) incur, create or assume, or permit any subsidiary to incur, create or assume any indebtedness for borrowed money in excess of $2,500,000 (not including any capitalized leases or other financing arrangements with respect to certain leased equipment); (xv) change the Issuer's principal business, enter into new lines of business or exit the current line of business, or permit any subsidiary to do the same (the Issuer's current line of business is asphalt manufacturing, production, refining, blending, modifying, storing, transporting, marketing, and any other activities relating to the asphalt industry); (xvi) enter into, materially amend or terminate, or make any material waiver pursuant to or materially breach, any material contract; (xvii) increase or decrease the size of the Board of Directors of the Issuer; (xviii) voluntarily liquidate, dissolve or wind-up the Issuer or any subsidiary; (xix) allow the commencement of an involuntary case or other proceeding against the Issuer or any subsidiary seeking liquidation, reorganization or other relief with respect to its debts under any applicable federal or state bankruptcy, insolvency, reorganization or similar law now or hereafter in effect or seeking the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator, or similar official of it or any substantial part of its property, which involuntary case or other proceeding shall remain undismissed and unstayed, or allow an order or decree approving or ordering any of the foregoing to be entered and continued unstayed and in effect, for a period of ninety days;
(xx) commence a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent or consent to the entry of a decree or order for relief in respect of the Issuer or any subsidiary in an involuntary case or proceeding under any applicable, federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against any of them, or file a petition or answer or consent seeking reorganization or relief under any applicable, federal or state law, or consent to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Issuer or any subsidiary or any substantial part of its property or making assignment for the benefit of creditors, or admit in writing an inability to pay their debts generally as they become due, or take any action in furtherance of any such action; and (xxi) consent to the sale, lease or other disposition of all or substantially all of the assets of certain subsidiaries.

Contemporaneous with the Stock Purchase Agreement, ECT entered into a Right of Co-Sale Agreement (the "Co-Sale Agreement") with Jay Mealey, a shareholder of the Issuer (the "Shareholder"). Pursuant to the Co-Sale Agreement, the Shareholder has agreed not to sell or otherwise dispose of any Common or Preferred Stock of the Issuer for a period of five years from the date of the Co-Sale Agreement, except in accordance with its provisions. The Co-Sale Agreement provides for rights of co-sale for ECT in the event the Shareholder receives a bona fide offer to purchase his shares of Common or Preferred Stock. The Co-Sale Agreement does not apply to sales which do not involve at least (i) 50% of the Common and Preferred Stock owned by the Shareholder and (ii) more than 50% of the outstanding Common Stock of the Issuer, including Common Stock issuable upon conversion of outstanding Preferred Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stock Purchase Agreement dated as of September 25, 1997 between the Issuer and ECT.

Exhibit 2 Certificate of Rights and Designations of the Preferred Stock, as filed and approved by the Utah Secretary of State on September 30, 1997.

Exhibit 3  Warrant to purchase additional shares of Common Stock.

Exhibit 4  Right of Co-Sale Agreement

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 10, 1997            ENRON CAPITAL & TRADE RESOURCES CORP.

                            By:    /s/ PEGGY B. MENCHACA
                                   -----------------------
                                   Peggy B. Menchaca
                                   Vice President and Secretary


                            ENRON CORP.


                            By:    /s/ PEGGY B. MENCHACA
                                   -----------------------
                                   Peggy B. Menchaca
                                   Vice President and Secretary

                        INDEX TO SCHEDULES AND EXHIBITS

Schedule 1     Directors and Executive Officers of Enron Capital & Trade Corp.

Schedule 2     Directors and Executive Officers of Enron Corp.

Exhibit 1 Stock Purchase Agreement dated as of September 25, 1997 between the Issuer and ECT.

Exhibit 2 Certificate of Rights and Designations of the Preferred Stock, as filed and approved by the Utah Secretary of State on September 30, 1997.

Exhibit 3      Warrant to purchase additional shares of Common Stock.

Exhibit 4      Right of Co-Sale Agreement.

                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                          ENRON CAPITAL & TRADE CORP.


NAME AND
BUSINESS ADDRESS         CITIZENSHIP     POSITION AND OCCUPATION
----------------         -----------     -----------------------
John J. Esslinger          U.S.A.        Director
1400 Smith Street                        Vice Chairman and Managing
Houston, Texas 77002                     Director - ECT North America

Mark E. Haedicke           U.S.A.        Director
1400 Smith Street                        Managing Director, Legal
Houston, Texas 77002

Kenneth D. Rice            U.S.A.        Director
1400 Smith Street                        Chairman, Chief Executive Officer
Houston, Texas 77002                     and Managing Director - ECT
                                         North America

Lou L. Pai                 U.S.A.        Chairman, President, Chief
1400 Smith Street                        Executive Officer, and Managing
Houston, Texas 77002                     Director - Enron Energy Services

Mark A. Frevert            U.S.A.        President and Managing Director -
1400 Smith Street                        ECT Europe, Managing Director,
Houston, Texas 77002                     International

Kevin P. Hannon            U.S.A.        President and Managing Director -
1400 Smith Street                        ECT Commodity and Trade Services
Houston, Texas 77002

Ashok Rao                  U.S.A.        President, Chief Operating
1400 Smith Street                        Officer and Managing Director -
Houston, Texas 77002                     Enron Energy Services

J. Clifford Baxter         U.S.A.        Managing Director
1400 Smith Street
Houston, Texas 77002

William O. Butler          U.S.A.        Managing Director
1400 Smith Street
Houston, Texas 77002

John B. Echols, Jr.        U.S.A.        Managing Director
1400 Smith Street
Houston, Texas 77002

Gene E. Humphrey           U.S.A.        Managing Director, Finance
1400 Smith Street
Houston, Texas 77002

Amanda K. Martin           U.S.A.        Managing Director
1400 Smith Street
Houston, Texas 77002

Jere C. Overdyke, Jr.      U.S.A.        Managing Director
1400 Smith Street
Houston, Texas 77002

Rebecca C. Carter          U.S.A.        Vice President and Chief Control
1400 Smith Street                        Officer
Houston, Texas 77002

                                  SCHEDULE 2
                       DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

NAME AND
BUSINESS ADDRESS            CITIZENSHIP        POSITION AND OCCUPATION
----------------            -----------        -----------------------

Robert A. Belfer               U.S.A.          Director
767 5th Avenue, 46th Floor                     Chairman, President
New York, NY  10153                            Chief Executive Officer
                                               Belco Oil & Gas Corp.

Norman P. Blake, Jr.           U.S.A.          Director USF&G Corporation
USF&G Corporation                              Chairman, President and CEO,
6225 Smith Ave. LA0300                         USF&G Corporation
Baltimore, MD 21209

Ronnie C. Chan                 U.S.A.          Director
Hang Lung Development                          Chairman of Hang Lung
Company Limited                                Development Group
28/F, Standard Chartered
  Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                 U.S.A.          Director
5851 San Felipe, Suite 850                     Investments
Houston, TX 77057

Joe H. Foy                     U.S.A.          Director
404 Highridge Dr.                              Retired Senior Partner,
Kerrville, TX 78028                            Bracewell & Patterson, L.L.P.

Wendy L. Gramm                 U.S.A.          Director
P. O. Box 39134                                Former Chairman,
U.S. Washington, D.C.  20016                   Commodity Futures Trading
                                               Commission

Ken L. Harrison                U.S.A.          Director
One World Trade Center                         Chairman, Chief Executive Officer
121 SW Salmon Street                           and President, Portland General
Portland, Oregon 97204                         Electric Company

Robert K. Jaedicke             U.S.A.          Director
Graduate School of Business                    Professor (Emeritus), Graduate
Stanford University                            School of Business, Stanford
Stanford, CA  94305                            University

Charles A. LeMaistre           U.S.A.          Director
13104 Travis View Loop                         President (Emeritus),
Austin, Texas  78732                           University of Texas
                                               M.D. Anderson Cancer Center

Jerome J. Meyer                U.S.A.          Director
26600 SW Parkway, Bldg. 63                     Chairman, Chief Executive Officer
P.O. Box 1000                                  Tektronix, Inc.
Wilsonville, OR 97070-1000

John A. Urquhart               U.S.A.          Director and Vice Chairman,
John A. Urquhart Associates                    Enron Corp.,
111 Beach Road                                 President, John A. Urquhart
Fairfield, CT  06430                           Associates

John Wakeham                   U.K.            Director
Pinglestone House                              Former U.K. Secretary of State
Old Alresford                                  for Energy and Leader of the
Hampshire S024 9TB                             Houses of Commons and Lords
                                               United Kingdom

Charls E. Walker               U.S.A.          Director
Walker & Walker, LLC                           Chairman, Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Bruce G. Willison              U.S.A.          Director
4900 Rivergrade Rd.                            President and Chief Operating
Irwindale, CA  91706                           Officer H.F. Ahmanson Company

Herbert S. Winokur, Jr.        U.S.A.          Director
Winokur & Associates, Inc.                     President, Winokur & Associates,
30 East Elm St.                                Inc.
Greenwich, Ct  06830

Kenneth L. Lay                 U.S.A.          Director, Chairman and Chief
1400 Smith Street                              Executive Officer
Houston, Texas 77002

Jeffrey K. Skilling            U.S.A.          Director, President and Chief
1400 Smith Street                              Operating Officer
Houston, Texas 77002

J. Clifford Baxter             U.S.A.          Senior Vice President, Corporate
1400 Smith Street                              Development
Houston, Texas 77002

Richard A. Causey              U.S.A.          Senior Vice President and Chief
1400 Smith Street                              Accounting and Information
Houston, Texas 77002                           Officer

Edmund P. Segner, III          U.S.A.          Executive Vice President and
1400 Smith Street                              Chief of Staff
Houston, Texas 77002

James V. Derrick, Jr.          U.S.A.          Senior Vice President and General
1400 Smith Street                              Counsel
Houston, Texas 77002

Andrew S. Fastow               U.S.A.          Senior Vice President, Finance
1400 Smith Street
Houston, Texas 77002

Stanley C. Horton              U.S.A.          Chairman and Chief Executive
1400 Smith Street                              Officer, Enron Gas Pipeline Group
Houston, Texas 77002

Rebecca P. Mark                U.S.A.          Chairman and Chief Executive
1400 Smith Street                              Officer, Enron International,Inc.
Houston, Texas 77002

Thomas E. White                U.S.A.          Chairman and Chief Executive
1400 Smith Street                              Officer, Enron Ventures Corp.
Houston, Texas 77002

Rodney L. Gray                 U.S.A.          Chairman, President and Chief
1400 Smith Street                              Executive Officer, Enron Global
Houston, Texas 77002                           Power & Pipelines L.L.C.